Arizona Star Issues Notice of Default to Placer Dome

Toronto, Ontario, October 4, 2005 –Arizona Star announced today that, in cooperation with Bema Gold Corporation, it has notified Placer Dome Inc. that Placer Dome is in default of its obligations under the Shareholders’ Agreement governing the Cerro Casale project.

On September 27, 2005, Placer Dome advised Arizona Star and Bema Gold of its conclusion that the Cerro Casale project is not financially viable at this time and is not financeable under the terms of the Shareholders’ Agreement.

Arizona Star believes that Placer Dome has failed to perform its obligations under the Shareholders’ Agreement and the Updated Feasibility Study Agreement. In particular, Arizona Star believes that Placer Dome has failed to use its reasonable commercial efforts to arrange financing for Cerro Casale in the amounts and on the terms which are reasonable and customary for projects of this kind. Arizona Star also claims that Placer Dome has failed to complete an updated feasibility study and has failed to optimize the Cerro Casale project, both as required in its contractual agreements with Arizona Star and Bema Gold.

Pursuant to the terms of the Shareholders’ Agreement, Placer Dome now has 30 days to remedy these defaults. If the defaults have not been remedied within 30 days, Arizona Star and Bema Gold intend to take all necessary steps to have Placer Dome’s interest in Cerro Casale returned to them.

Arizona Star holds a 25% interest in the Cerro Casale gold-copper project located in Chile. Placer Dome holds a 51% interest in the project and is the operator. Bema Gold holds the remaining 24%.

For further information please visit www.arizonastar.com or contact:

Paul Parisotto, President and CEO Tel: (416) 369-9333

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release. Arizona Star Resource Corp. trades on the TSX Venture Exchange under the symbol AZS.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the efect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could difer materially from those currently anticipated in such statements.